1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
Austin	Milan
Beijing	Munich
Boston	New York
Brussels	Orange County
Century City	Paris
Chicago	Riyadh
Dubai	San Diego
Düsseldorf	San Francisco
Frankfurt	Seoul
Hamburg	Silicon Valley
Hong Kong	Singapore
Houston	Tel Aviv
London	Tokyo
Los Angeles	Washington, D.C.
Madrid

September 8, 2025
VIA EDGAR
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ben Phippen, Cara Lubit, Madeleine Joy Mateo, James Lopez

Re:	Figure Technology Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 2, 2025
File No. 333-289695
Ladies and Gentlemen:
Figure Technology Solutions, Inc., a Nevada corporation (the “Company”), has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof an amendment (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed the Registration Statement on August 18, 2025, as most recently amended by Amendment No. 2 to the Registration Statement filed on September 2, 2025. The Registration Statement has been revised to address the comments received from the staff of the Commission (the “Staff”) on the Registration Statement, by letter dated September 5, 2025, and to reflect certain other changes. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

September 8, 2025

Registration Statement on Form S-1
Cover page
1.We note your response to our prior comment 25 in our letter dated June 6, 2025. Please revise to disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page.
2.We note the 12 color pages between the cover page and the Summary. These pages give prominence to the statements, statistics and quotes without the context provided in the Summary and elsewhere. We also note the identified “Lender Participants.” Consider revising to move these pages to the Summary or later in the prospectus to provide context, and revise as appropriate to explain on what basis the particular Lender Participants were chosen or are representative of your lenders, which appear to be the partners who use your LOS for originating HELOCs. We refer you to Securities Act Forms Compliance and Disclosure Interpretation 101.02.
Response: The Company respectfully acknowledges the Staff’s comment and has revised and moved certain of the identified pages to follow page 185.
Figure Connect, page 7
3.We note your response to prior comment 3 and revised disclosure that the Guarantor Vehicle offloads some of the risk, “often retaining most.” Please clarify how the Guarantor Vehicle determines which HELOCs to purchase and which transactions to be the sponsor for. In this regard, we note page 192 indicates that the Guarantor Vehicle is not obligated to buy HELOCs under certain circumstances, including as a result of a return on equity target. Please disclose the return on equity target and explain whether these discretionary and threshold features may limit the amount of liquidity the Guarantor Vehicle is expected to provide. Where you indicate that the Guarantor Vehicle plays the role that Figure “previously played,” please revise to clarify if you believe your exit from the intermediary role was accomplished solely by setting up the Guarantor Vehicle arrangement or if other factors were involved.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 194 and 195.
Democratized Prime, page 9
4.We note your response to prior comment 5. To the extent necessary to an understanding of Democratized Prime, please revise to clarify the following:
•Where you state that “[c]ollateral terms are established,” explain which party/parties or processes determine the collateral terms;

September 8, 2025

•Given disclosure about loans being homogeneous and pre-defined standards and underwriting criteria, clarify what types of differentiating factors lenders assess when evaluating “[q]uality,” as referenced on page 9;
•Clarify approximately how much time borrowers have to add collateral or reduce loan amounts in the event a liquidation has been triggered;
•With respect to LTVs, please quantify in approximate terms what the LTV “threshold” is and what parties or processes determine the threshold; and
•Explain whether LTV thresholds depend on the type of asset (HELOC, digital asset, etc.) and quantify any such differences in approximate terms.
Please provide any ranges of values, formulas or other factors, such as index references, that are used for the above and indicate, if true, that features are subject to change.
Response: The Company respectfully acknowledges the Staff’s comment and has addressed each of the bullet points below.
•Where you state that “[c]ollateral terms are established,” explain which party/parties or processes determine the collateral terms;
The Company has revised the disclosure on pages 9 and 197.
•Given disclosure about loans being homogeneous and pre-defined standards and underwriting criteria, clarify what types of differentiating factors lenders assess when evaluating “[q]uality,” as referenced on page 9;
When lenders evaluate the “quality” of a marketplace they will assess the underlying collateral, which is specific to each marketplace. For example, in the current HELOC marketplace, lenders may consider the following characteristics of the collateral: weighted average coupon of the HELOCs, weighted average debt-to-income ratio, and weighted average credit score. Collateral assets will be consistent within a marketplace, distinct across marketplaces. The Company has revised the disclosure on pages 9, 197 and 198 accordingly.
•Clarify approximately how much time borrowers have to add collateral or reduce loan amounts in the event a liquidation has been triggered;
Borrowers receive warnings as LTVs rise so that they have sufficient time to take action and are not taken by surprise when a liquidation event is triggered. For example, in the BTC margin marketplace, borrowers received a notice when LTV climbs to 85%. Upon a liquidation trigger (90% LTV in the margin marketplace), immediate action is taken. The Company has revised the disclosure on pages 10 and 197 accordingly.
•With respect to LTVs, please quantify in approximate terms what the LTV “threshold” is and what parties or processes determine the threshold; and

September 8, 2025

•Explain whether LTV thresholds depend on the type of asset (HELOC, digital asset, etc.) and quantify any such differences in approximate terms.
The LTV threshold for each marketplace is a function of the underlying collateral type and ensures that all Democratized Prime loans are overcollateralized at origination. The Company sets the initial LTV threshold for the first marketplace per collateral type (i.e., for the first HELOC marketplace and the first BTC margin marketplace). The community can propose subsequent marketplaces with a different LTV threshold. Currently, the LTV threshold across the active marketplaces is 90%. The Company expects LTV thresholds to reflect the broader market, as an example, as mentioned previously the HELOC marketplace is an alternative to warehouse financing. As it is common to see advance rates of 90%, the Company set the LTV threshold of the first HELOC marketplace at 90%. The Company has revised the disclosure on pages 10, 197 and 198 accordingly.
Dilution, page 140
5.Please provide us with your calculations, with appropriate explanation, for arriving at the numbers disclosed in the dilution table on page 140. In addition, please expand your disclosure within the Dilution section, such as including a footnote to the table, to show the calculation of historical and pro forma net tangible book value (“NTBV”) per share, detailing the individual components of the numerator and denominator in each of these calculations. Ensure that your revised disclosure allows readers to clearly quantify and fully understand: (i) any differences between the amounts presented in your financial statements on page F-2 and amounts used in the historical NTBV calculation, (ii) the impact of the Transactions you give effect to in arriving at the pro forma denominator share amount, and (iii) the offering adjustments to the numerator and denominator.
Response: The Company respectfully acknowledges the Staff’s comment and has set forth below, in tabular format, its dilution calculations and has updated its disclosure on pages 141, 142 and 143 in response to the Staff’s comment.

Historical Net Tangible Book Value Per Share
As of June 30, 2025
(in thousands, except share and per share data)	Actual
Numerator
Total assets	$1,273,432
Less net capitalized internally developed software	(24,975)
Less deferred IPO costs capitalized at June 30, 2025	(4,233)
Total tangible assets	1,244,224
Less total liabilities	(868,972)
Less noncontrolling interests	(8,530)
Net tangible book value	$366,722
Denominator
Shares of common stock outstanding - FTI	49,548,107

September 8, 2025

Shares of common stock issued in the Recombination Consideration Issuance	20,384,209
Total shares of common stock outstanding	69,932,316
Historical net tangible book value per share	$5.24

Pro Forma Net Tangible Book Value Per Share
As of June 30, 2025
(in thousands, except share and per share data)	Pro Forma
Numerator
Total assets	$1,273,432
Less net capitalized internally developed software	(24,975)
Plus gross proceeds to Company from the Warrants Exercise	6,480
Plus gross proceeds to Company from the Option Exercise	753
Less deferred IPO costs capitalized at June 30, 2025	(4,233)
Total tangible assets	1,251,457
Less total liabilities	(868,972)
Less noncontrolling interests	(8,530)
Net tangible book value	$373,955
Denominator
Shares of common stock outstanding - FTI	49,548,107
Shares of common stock issued in the Recombination Consideration Issuance	20,384,209
Adjustment to reflect shares of common stock issued upon conversion of preferred stock in the Capital Stock Conversion (including conversion of 2,010,410 shares of Series E preferred stock issued pursuant to the Warrants Exercise)	113,910,905
Adjustment to reflect shares of common stock issued pursuant to the RSU Net Settlement	959,527
Adjustment to reflect shares of common stock issued pursuant to the Option Exercise	207,135
Total shares of common stock outstanding	185,009,883
Pro forma net tangible book value per share	$2.02
Decrease per share attributable to the pro forma adjustments described above	$3.22

September 8, 2025

Pro Forma as adjusted Net Tangible Book Value Per Share Immediately After This Offering
As of June 30, 2025
(in thousands, except share and per share data)	Pro Forma as Adjusted
Numerator
Total assets	$1,273,432
Less net capitalized internally developed software	(24,975)
Plus gross proceeds to Company from the Option Exercise	753
Plus gross proceeds to Company from the Warrants Exercise	6,480
Less deferred IPO costs capitalized at June 30, 2025	(4,233)
Plus IPO proceeds to Company, before expenses	383,295
Less unpaid IPO costs payable at 6/30/2025	(6,911)
Total tangible assets	1,627,841
Less total liabilities	(868,972)
Plus accrued IPO costs payable at June 30, 2025	3,244
Less noncontrolling interests	(8,530)
Net tangible book value	$753,583
Denominator
Shares of common stock outstanding - FTI	49,548,107
Shares of common stock issued in the Recombination Consideration Issuance	20,384,209
Adjustment to reflect shares of common stock issued upon conversion of preferred stock in the Capital Stock Conversion (including conversion of 2,010,410 shares of Series E preferred stock issued pursuant to Warrant Exercise)	113,910,905
Adjustment to reflect shares of common stock issued pursuant to the RSU Net Settlement	959,527
Adjustment to reflect shares of common stock issued pursuant to the Option Exercise	207,135
Adjustment to reflect shares of common stock issued in this offering	21,461,085
Total shares of common stock outstanding	206,470,968
Pro forma as adjusted net tangible book value per share	$3.65
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering	$1.63
Assumed IPO price per share	$19.00
Dilution in pro forma net tangible book value per share to investors in this offering	$15.35

September 8, 2025

Our Proprietary Loan Origination System, page 188
6.We note your revised disclosure, response to comment 6 and references on page 190 to parties being able to remove HELOCs from the Provenance Blockchain. To the extent material, clarify whether sponsors, purchasers or others have opted out or have been party to disputes about whether to use the Provenance Blockchain.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its counterparties including loan purchasers have neither opted out nor refused to engage with the Provenance Blockchain and instead have accepted the blockchain as a ledger. The Company does have certain counterparties who ask that third party custodians support their assets in its ecosystem, which is achieved by allowing those custodians access to Portfolio Manager and Figure Connect. Accordingly, the Company does not view this as material and as such, has not added additional disclosure.
Exhibit Index, page II-5
7.We note certain portions of exhibit 10.14 are redacted. Please mark the exhibit index to indicate that portions of the exhibit have been omitted and state the basis upon which you are relying for such redactions. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise each applicable exhibit to include a prominent statement on the first page of such redacted exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.
Response: The Company respectfully acknowledges the Staff’s comment and has filed an updated exhibit 10.14 that only redacts addresses and similar personal information pursuant to Item 601(a)(6) of Regulation S-K.

September 8, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 1.212.906.1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Michael Tannenbaum, Chief Executive Officer, Figure Technology Solutions, Inc.
Macrina Kgil, Chief Financial Officer, Figure Technology Solutions, Inc.
Ronald Chillemi, Chief Legal Officer and Corporate Secretary, Figure Technology Solutions, Inc.
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP